NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	June 2, 2023

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES 2023 ANNUAL GENERAL MEETING RESULTS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) is pleased to announce the detailed voting results from the Annual General Meeting held on June 1, 2023 (the "Meeting").

A total of 25,816,872 common shares of the 54,320,086 common shares outstanding at the record date were voted at the Meeting, representing 47.53% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

Each of the following nominees set forth in the Company's management information circular dated April 19, 2023, was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	70.81%	29.19%
Anthony Andrukaitis	79.75%	20.25%
Paul Cass	86.17%	13.83%
Laura Roach	82.53%	17.47%
Jesse V. Crews	86.65%	13.35%
Frank Busch	85.98%	14.02%

At the Meeting the shareholders also approved the reappointment of Smythe, LLP as the auditors of the Company, 93.49% For and 6.51% Withheld.

The shareholders also approved certain amendments to the incentive stock option plan of the Company, 57.23% For and 42.77% Against.  The approval of the unallocated stock options issuable pursuant to the amended incentive stock option plan was not approved with 43.21% For and 56.79% Against.

After the Meeting the following officers were appointed:

James R. Bond - President and Chief Executive Officer

Richard Lee - Chief Financial Officer

Anthony Andrukaitis - Chief Operating Officer

Kathy Love - Corporate Secretary

Amanda Smith, Vice President Operations, Kelso Technologies (USA) Inc.

Patrick Hankey, Controller, Kelso Technologies (USA) Inc.

Chris Stewart, President, KIQ X Industries Ltd.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, President and Chief Executive Officer

For further information, please contact:

James R. Bond, President and CEO	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A8J1 www.kelsotech.com